

October 8, 2010

Mr. Peregrine C. Broadbent
Executive Vice President and Chief Financial Officer
Jefferies Group, Inc.
520 Madison Avenue
New York, NY 10022

> **Re: Jefferies Group, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 001-14947**

Dear Mr. Broadbent:

  We have reviewed your response letters dated August 25, 2010 and September 8, 2010 and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to our prior comment 1. Please revise your MD&A in future filings to include a discussion of the advantages you believe you have obtained by changing your fiscal year.

Form 10-K for the year ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity, Financial Conditions and Captial Resources

Liquidity, page 32

2. We have considered your response to our prior comment 2. Please tell us the value of assets which have been identified by you as being liquid that have not been pledged as collateral. Additionally, tell us the ease with which these assets could be sold. Finally, please revise the liquidity section of your MD&A to include this additional information and the information provided in your response.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

(1) Organization and Summary of Significant Accounting Policies
Securities Borrowed and Securities Loaned, page 63

3. We have read your response to our prior comment 3. Please tell us what disclosures the company plans to make with the respect to the error correction noted in your response. In your response, include any disclosure the company plans to make with respect to disclosure controls and procedures and internal control over financial reporting.

Securities Purchased Under Agreement to Resell and Securities Sold Under Agreeements to Repurchase, page 63

4. We note in your response to our prior comment 4 that you have not recognized assets and liabilities in certain securities lending transactions where no cash has been exchanged. Please tell us the total amount of assets and liabilities recorded related to these transactions.

5. We have considered your response to our prior comment 5. In future filings, please enhance your disclosure to include a discussion of the average repo balances for the period and an explanation for any significant variances between the average balances for the period and the period end balances.

Legal Reserves, page 64

6. We have read your response to our prior comment 8. Please tell us how you have applied the guidance in ASC Topics 450-20-50-3 and 50-4 in preparing your proposed disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Telewicz, staff accountant at (202)551-3438 or me at (202)551-3629 with any other questions.

Sincerely,

Kevin Woody
Accounting Branch Chief